Exhibit 99.1

Tiziana Life Sciences Ltd. To Implement Stock Repurchase Program for up to $5 Million

New York, New York, January 24, 2022 - Tiziana Life Sciences Ltd. (Nasdaq: TLSA) announced that its Board of Directors has today authorized the Company’s management to implement a stock repurchase program for up to $5 million of the Company’s common shares at any time. The term of the board authorization is until December 31, 2022. The repurchase program may be suspended or discontinued at any time and will be funded using the Company’s working capital.

Executive Chairman Gabriele Cerrone commented, “This announcement demonstrates our confidence in Tiziana’s business and the growth opportunities we see over the long term. We believe this is an attractive use of capital, and based on the strength of our balance sheet, we continue to see ample opportunity to invest and grow our business.”

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further enquiries:
United Kingdom:
Tiziana Life Sciences plc +44 (0)20 7495 2379 Gabriele Cerrone,
Chairman and founder